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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 20 2
           ---------------------------------------------------------
                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                January 31, 2004
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.     92261Q 20 2                                      Page 2 of 4 Pages
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--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Steven J. Blad
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                    Not Applicable.
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Nevada
----------------------- ------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                      1,080,020 shares
      NUMBER OF         ------- ------------------------------------------------
        SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                       244 shares
         EACH           ------- ------------------------------------------------
      REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON
         WITH                         1,080,020 shares
                        ------- ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                      244 shares
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,080,264 shares
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.92%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)

                    IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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         This Amendment No. 4 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated January 9, 2001 (the "Schedule 13D"), the Amendment No. 1 dated August 13, 2001 (the "First Amendment"), the Amendment No. 2 dated November 20, 2001 (the "Second Amendment"), and the Amendment No. 3 dated June 18, 2003 (the "Third Amendment") of Steven J. Blad with respect to his beneficial ownership of the common stock $.001 par value (the "Common Stock"), of VendingData Corporation, a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D or the First, Second or Third Amendments.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of this Amendment No. 4 is to report the January 31, 2004 expiration of options to purchase 11,000 shares of Common Stock, as granted to Mr. Blad by a third party.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a-b.    AGGREGATE BENEFICIAL OWNERSHIP.

                                             PRESENTLY OWNED       PERCENTAGE
                                           -------------------------------------
             Sole Voting Power                   1,080,020             5.92%
             Shared Voting Power                       244             0.00%
             Sole Dispositive Power              1,080,020             5.92%
             Shared Dispositive Power                  244             0.00%
                                           -------------------------------------
             Total Beneficial Ownership          1,080,264             5.92%

         The sole voting and dispositive power of Steven J. Blad consists of 35,020 shares of the Company's common stock owned by Mr. Blad and 1,045,000 shares issuable to Mr. Blad upon exercise of certain options. The shares of the Company's common stock held by Mr. Blad may be subject to applicable community property laws.

         The shared voting and dispositive power of Steven J. Blad consists of 244 shares owned by Mr. Blad's spouse.

         The percentages reflect the percentage share ownership with respect to 17,187,799 shares, the number of shares of the Company's common stock outstanding as of January 31, 2004.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                       3
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                      STEVEN J. BLAD,
                                             an individual
Dated:    February 2, 2004            By:  /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           Steven J. Blad, an individual


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